Financial Investors Trust
1290 Broadway, Suite 1100
Denver, Colorado 80203

August 29, 2016

VIA EDGAR

Ms. Ashley Vroman-Lee
Division of Investment Management
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re:	Financial Investors Trust (the “Registrant”)
File Nos. 33-72424, 811-8194

Dear Ms. Vroman-Lee:
Concurrently with this correspondence, the Registrant has filed Post-Effective Amendment No. 177 (“PEA 177”) to the Registrant’s registration statement under the Securities Act of 1933, as amended (the “1933 Act”), and Post-Effective Amendment No. PEA 178 under the Investment Company Act of 1940, as amended (the “Investment Company Act”).

PEA 177 is being filed to update the Registrant’s disclosures in Post-Effective Amendment No. 176 filed on June 29, 2016 (“PEA 176”), which included a prospectus and statement of additional information for the Redmont Resolute Fund (the “Fund”, formerly known as the Redmont Resolute Fund II).

PEA 177 includes: (i) changes to PEA 176 made in response to oral comments provided by the Staff of the U.S. Securities and Exchange Commission (the “Staff” or “Commission”) on August 10, 2016; (ii) certain other non-material information not previously included in PEA 176; and (iii) certain other required exhibits.

Set forth in the numbered paragraphs below are the Staff’s oral comments provided on August 10, 2016 to PEA 176, accompanied by the Registrant’s responses to each comment. Capitalized terms not otherwise defined herein shall have the meanings given to them in PEA 176.

U.S. Securities and Exchange Commission
Division of Investment Management
August 29, 2016

Staff Comments:

1.	Staff Comment: Please include with the Registrant’s response a Tandy representation, and confirm that any material information or required exhibits will be filed with PEA 177.
Registrant’s Response: Comment complied with. The Registrant’s Tandy representation follows its responses to the Staff comments, and the Registrant confirms that material information and required exhibits will be filed with PEA 177.

2.	Staff Comment: With respect to Subsidiary:
a.
Disclose that the Fund complies with the provisions of the Investment Company Act governing investment policies (Section 8) and capital structure and leverage (Section 18) on an aggregate basis with the Subsidiary.

b.
Confirm that each investment adviser to the Subsidiary complies with provisions of the Investment Company Act relating to investment advisory contracts (Section 15) as an investment adviser to the Fund under Section 2(a)(20) of the Investment Company Act. The investment advisory agreement between the Subsidiary and its investment adviser is a material contract that should be included as an exhibit to the registration statement. If the same person is the adviser to both the Fund and the Subsidiary, then, for purposes of complying with Section 15(c), the reviews of the Fund’s and the Subsidiary’s investment advisory agreements may be combined.

c.	Confirm that the Subsidiary complies with provisions relating to affiliated transactions and custody (Section 17), and identify the custodian of the Subsidiary.
d.
Disclose (1) whether the Fund has received a private letter ruling from the Internal Revenue Service (“IRS”) stating that undistributed income derived from the Subsidiary is qualifying income, and (2) if the Fund has not received a private letter ruling, its basis for determining that such undistributed income is qualifying income, such as an opinion of counsel.

e.	Disclose any of the Subsidiary’s principal investment strategies or principal risks that constitute principal investment strategies or risks of the Fund. The principal investment strategies and principal risk disclosures of a fund that invests in a Subsidiary should reflect aggregate operations of the fund and the Subsidiary.

U.S. Securities and Exchange Commission
Division of Investment Management
August 29, 2016

f.	Confirm in correspondence that the financial statements of the Subsidiary will be consolidated with those of the Fund.
g.
Confirm in correspondence that: (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

Registrant’s Response:
a.
The Fund’s SAI, under the section titled “Investments in a Wholly-Owned Subsidiary,” will state that the Fund looks through to the Subsidiary for purposes of assessing compliance with the Fund’s fundamental and non-fundamental investment limitations, as well as for purposes of compliance with the capital structure and leverage requirements of the Investment Company Act.

b.
Highland Associates, Inc. (the “Adviser”) will serve as the investment adviser to both the Fund and to the Subsidiary, pursuant to separate investment advisory agreements. The Registrant confirms that the Adviser’s investment advisory agreements with the Fund and with the Subsidiary will be subject to a combined Section 15(c) process, and that both agreements will be included as exhibits to PEA 177.

c.
The Registrant confirms that the Subsidiary complies with Section 17 of the Investment Company Act. MUFG Union Bank, National Association, is identified in the Fund’s SAI as custodian for both the Fund as well as for the Subsidiary.

d.
As disclosed in the Fund’s prospectus under “Principal Risks of the Fund,” the Fund has not obtained and does not expect to request a private letter ruling from the IRS regarding undistributed income derived from the Subsidiary. The Fund’s basis for determining that such undistributed income is qualifying income will be based on an opinion of counsel, to be enclosed as an exhibit to PEA 177.

e.
Based on input from the Adviser, the Registrant has considered the risks to which the Fund may be subject as a result of its investment in the Subsidiary, and believes that the Fund’s current disclosures adequately reflect the Fund and the Subsidiary’s aggregated operations.

f.	The Registrant confirms that the financial statements of the Subsidiary will be consolidated with those of the Fund.

U.S. Securities and Exchange Commission
Division of Investment Management
August 29, 2016

g.	The Registrant confirms that (1) the Subsidiary’s management fee (including any performance fee) will be included in “Management Fees” and the Subsidiary’s expenses will be included in “Other Expenses” in the Fund’s prospectus fee table; (2) the Subsidiary and its board of directors will agree to designate an agent for service of process in the United States; and (3) the Subsidiary and its board of directors will agree to inspection by the Staff of the Subsidiary’s books and records, which will be maintained in accordance with Section 31 of the Investment Company Act and the rules thereunder.

3.
Staff Comment: The introductory paragraph to the expense examples in the Fund’s Prospectus refers to “net operating expenses with waivers” (emphasis added). Please clarify the number of expense limitation and/or waiver agreements applicable to the Fund.

Registrant’s Response: The Registrant has rephrased the sentence in question such that it refers to “net operating expenses with the waiver through the current term of the Expense Agreement, which ends on August 31, 2017.”

4.
Staff Comment: The disclosure in the Fund’s summary section responding to Item 4 of the Form N-1A instructions is very extensive. Note that the disclosure in this section should be a summary of the disclosure provided in response to Item 9 of the Form N-1A instructions. Please modify the summary section accordingly.

Registrant’s Response: Comment complied with. Based on input from the Adviser, the Registrant has made a number of edits to enhance and streamline the Fund’s Item 4 disclosure.

5.
Staff Comment: Please confirm (1) whether the Subsidiary invests directly in hedge funds or private equity funds, and (2) whether the “Underlying Pools” referred to in the Fund’s principal investment strategies include investments in any hedge funds or private equity funds.

Registrant’s Response: Based on information provided by the Adviser, the Registrant confirms that the Subsidiary will not invest directly in hedge funds or private equity funds, and that the reference assets or Underlying Pools of any swaps entered into by the Fund include only separately managed accounts. The Registrant notes, however, that a small portion (expected to be no greater than 1% of net assets under normal circumstances) of the Fund’s portfolio managed by a Sub-Adviser includes investments in exchange-traded “listed private equity” vehicles.

U.S. Securities and Exchange Commission
Division of Investment Management
August 29, 2016

6.
Staff Comment: To the extent either (1) the “Underlying Pools” referred to in Staff Comment No. 5 above include direct investments in hedge funds or private equity funds, or (2) the Subsidiary invests directly in hedge funds or private equity funds, revise the Fund’s disclosure to state this more clearly, and elaborate on the extent to which such investments are included.

Registrant’s Response: Based on the Registrant’s response to Staff Comment No. 5 above, the Registrant does not believe that further revisions to the Fund’s investment strategy disclosure are warranted.

7.
Staff Comment: The second paragraph of the Fund’s principal investment strategies states that the Fund’s “[a]lternative investment strategies may include, among others, long/short, market neutral and arbitrage strategies; commodities or commodity-linked investments; leverage; derivatives; distressed securities; and other investment techniques that are expected to achieve the Fund's investment objective.” Please clarify what the term “other investment techniques” includes.

Registrant’s Response: Based on input from the Adviser, the Registrant has deleted the reference to “other investment techniques that are expected to achieve the Fund’s investment objective.”

8.
Staff Comment: The second paragraph of the Fund’s principal investment strategies states that “[t]hese strategies are common hedge fund-type strategies . . .” Consider whether this description is appropriate for a mutual fund.

Registrant’s Response: Based on the Staff’s comment, the Registrant has deleted the reference to “common hedge fund-type strategies,” such that the sentence in question states simply “[t]hese strategies attempt to exploit disparities or inefficiencies in markets, geographical areas, and companies . . .”

9.
Staff Comment: Please confirm whether the Fund will meet its coverage and/or segregation obligations with respect to derivatives by using the notional amount (as opposed to marked-to-market amounts) of such instruments.

Registrant’s Response: As described in the Fund’s SAI, in the case of derivative contracts that do not cash settle, the Fund will typically set aside liquid assets equal to the full notional value of the derivative contracts while the positions are open. With respect to derivative contracts that do cash settle, however, the Fund may set aside liquid assets in an amount equal to the Fund’s daily marked-to-market net obligations (i.e., the Fund’s daily net liability) under the derivative contracts, if any, rather than their full notional value.

U.S. Securities and Exchange Commission
Division of Investment Management
August 29, 2016

10.
Staff Comment: The discussion of principal risks in the Fund’s summary section includes disclosure with respect to “Large-Cap, Mid-Cap and Small-Cap Companies Risk” within a single risk factor. In contrast, the Item 9 disclosure for the Fund includes separate risk disclosure for each of the three aforementioned categories. Consider whether the summary section disclosure should be revised to more clearly delineate the different risks involved.

Registrant’s Response: Comment complied with. The Registrant has revised the Fund’s Item 4 disclosure to include distinct risk factors for large-cap, mid-cap and small-cap companies.

11.	Staff Comment: Explain supplementally why the Dow Jones Select Dividend Total Return Index is an appropriate secondary benchmark index for the Fund.
Registrant’s Response: Based on input from the Adviser, the Registrant will withdraw the Dow Jones Select Dividend Total Return Index as a secondary benchmark for the Fund, and will delete all references to such index from the prospectus and the Fund’s performance disclosure.

12.
Staff Comment: The sentences introducing the Fund’s portfolio managers state that certain individuals are “jointly responsible for the day-to-day management of the Fund’s portfolio” while others are “primarily responsible for the day-to-day management of the Fund’s assets allocated to the respective Sub-Advisers.” Please clarify the relative scope of authority and responsibility as allocated among all portfolio managers.

Registrant’s Response: The Registrant has revised the Fund’s disclosure relating to portfolio managers to clarify that the Adviser’s portfolio managers are jointly responsible for day-to-day management of the Fund and for oversight of the Sub-Advisers. Additionally, the Registrant has revised the Fund’s disclosure to state that the Sub-Adviser portfolio managers are (to the extent there is more than one named portfolio manager for a particular Sub-Adviser) jointly responsible for the particular portion of the Fund’s assets allocated to the particular Sub-Adviser.

13.
Staff Comment: Please confirm that PEA 177 will include, as an exhibit, an opinion of counsel to the effect that undistributed income derived from the Subsidiary is qualifying income for purposes of the gross income test applicable to regulated investment companies under Internal Revenue Code.

Registrant’s Response: The Registrant so confirms. An opinion of counsel with respect to the undistributed income derived from the Subsidiary

* * * * * *

U.S. Securities and Exchange Commission
Division of Investment Management
August 29, 2016

The Registrant hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve Registrant from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Registrant may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * *

If you have any questions or further comments, please contact Peter Schwartz, counsel to the Registrant, at (303) 892-7381.

Very truly yours,

/s/ JoEllen L. Legg
JoEllen L. Legg, Esq.
Secretary of Financial Investors Trust

cc: Peter H. Schwartz, Esq., Davis Graham & Stubbs LLP